1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bain Capital Specialty Finance, Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Bain Capital Specialty Finance, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, for the Company’s annual meeting of shareholders (the “Shareholder Meeting”) to be held on May 27, 2021.

At the Shareholder Meeting, shareholders will be asked to (i) elect two Class II Directors of the Company and (ii) approve the renewal of the authorization for the Company to sell shares of the Company’s common stock at a price below the then-current net asset value per share.

Definitive copies of the proxy materials are currently expected to be mailed to shareholders starting on or about April 16, 2021. If you have any questions relating to this filing, please do not hesitate to contact me at 212.698.3525. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz